Exhibit 2

Four Seasons Hotels Inc.

Annual and Special Meeting
of Shareholders

THE REGENCY BALLROOM
FOUR SEASONS HOTEL
21 AVENUE ROAD
TORONTO, ONTARIO
ON
WEDNESDAY MAY 12, 2004
AT 10:00 A.M. (TORONTO TIME)

THIS BOOKLET CONTAINS IMPORTANT INFORMATION — PLEASE READ IT

April 12, 2004

Dear Shareholders:

We would like to invite you to attend our annual meeting, which will be held in the Regency Ballroom of the Four Seasons Hotel at 21 Avenue Road in Toronto at 10:00 a.m. (Toronto time) on Wednesday, May 12, 2004. This meeting gives you the opportunity to learn more about Four Seasons, receive its financial results and hear about our plans for the future. It also provides you with an opportunity to meet our directors and senior management.

The notice of meeting and circular that accompany this letter describe the business to be conducted at the meeting.

Even if you cannot attend the meeting, it is important that your shares be represented and voted by using the enclosed form of proxy. We encourage you to read the circular and vote as soon as possible. We look forward to your participation.

Sincerely,

ISADORE SHARP,
Chairman and Chief
Executive Officer

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Four Seasons Hotels Inc.

Annual and Special Meeting of Shareholders

THIS BOOKLET EXPLAINS:

•	details of the matters to be voted upon at the meeting, and

•	how to exercise your vote even if you cannot attend the meeting.

THIS BOOKLET CONTAINS:

•	the notice of the meeting,

•	the management information circular for the meeting,

•	a proxy form that you may use to vote your shares without attending the meeting, and

•	a request form that you may use to request a copy of our annual and interim financial statements by mail.

REGISTERED SHAREHOLDERS

A form of proxy is enclosed with this booklet. This form may be used to vote your shares if you are unable to attend the meeting in person. Instructions on how to vote using this form are found on page 3 of the circular.

NON-REGISTERED BENEFICIAL SHAREHOLDERS

If your shares are held on your behalf, or for your account, by a broker, securities dealer, bank, trust company or other intermediary, you will not be able to vote unless you carefully follow the instructions provided by your intermediary.

The accompanying circular and form of proxy are furnished in connection with the solicitation of proxies by or on behalf of management for use at the annual and special meeting of the shareholders to be held on Wednesday, May 12, 2004 and any adjournments of that meeting.

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Four Seasons Hotels Inc.

Notice of Annual and Special Meeting
of Shareholders

The annual and special meeting of shareholders of Four Seasons Hotels Inc. will be held

on:	Wednesday, May 12, 2004

at:	10:00 a.m. (local time in Toronto)

at the:	Regency Ballroom Four Seasons Hotel 21 Avenue Road Toronto, Ontario

to:	•	receive the financial statements for the year ended December 31, 2003 and the auditors’ report on those statements,

	•	elect directors,

	•	appoint auditors and authorize the directors to fix the auditor’s remuneration,

	•	consider a resolution to amend our option plan to increase the number of Limited Voting Shares in respect of which options may be granted under the plan,

	•	consider the shareholder proposal set out in Schedule A to the accompanying management information circular, and

	•	transact any other business that properly may be brought before the meeting and any adjournment of the meeting.

BY ORDER OF THE BOARD

RANDOLPH WEISZ
Toronto, Ontario	Executive Vice-President
April 12, 2004	General Counsel and Secretary

Note: If you are a registered shareholder and wish to receive (or continue to receive) our annual and quarterly interim financial statements (and the related management discussion and analysis) by mail, you must complete and return the enclosed request form. If you do not do so, annual and quarterly financial statements will not be sent to you. Financial results are announced by media release, and financial statements are available on the Four Seasons website at www.fourseasons.com.

Four Seasons Hotels Inc.

Management Information Circular

This management information circular is furnished in connection with the solicitation of proxies by or on behalf of management for use at the annual and special meeting of shareholders that is to be held at the time and place, and for the purpose described in the accompanying notice of the meeting.

The information in this circular is current as of March 31, 2004.

VOTING AT THE MEETING

Who Can Vote

April 9, 2004 is the record date to determine shareholders who are entitled to receive notice of the meeting. Shareholders at the close of business on that date will be entitled to vote at the meeting, except to the extent that they have transferred any of their shares after that date and the new holder produces properly endorsed certificates evidencing those shares (or otherwise establishes proper ownership) and demands at any time before the meeting to be included in the list of shareholders eligible to vote at the meeting.

Holders of Limited Voting Shares are entitled to vote on all matters that come before the meeting. Holders of Variable Multiple Voting Shares are entitled to vote on all matters that come before the meeting, other than the election as directors of the two individuals indicated under the heading “Nominees for Election by the Holders of Limited Voting Shares”.

As at March 31, 2004, 31,611,338 Limited Voting Shares and 3,832,172 Variable Multiple Voting Shares were outstanding. Each Limited Voting Share entitles the holder to one vote, and each Variable Multiple Voting Share entitles the holder to 15.45 votes.

Voting By Registered Shareholders

The following instructions are for registered shareholders only. If you are a non-registered beneficial shareholder, please follow your intermediary’s instructions on how to vote your shares.

Voting in Person

Registered shareholders of Limited Voting Shares and Variable Multiple Voting Shares who attend the meeting may vote the shares registered in their name on resolutions put before the meeting. If you are a registered holder who will attend and vote in person at the meeting, you do not need to complete or return the form of proxy. Please register your attendance with the scrutineer, Computershare Trust Company of Canada, upon your arrival at the meeting.

Voting by Proxy

If you are a registered shareholder but do not plan to come the meeting, you may vote by using a form of proxy to appoint someone to come to the meeting as your proxyholder. You either can tell that person how you want your shares to be voted or let that person choose how to vote your shares.

     What Is a Proxy?

A proxy is a document that authorizes another person to attend the meeting and cast votes for a registered shareholder at the meeting. If you are a registered shareholder, you can use the accompanying proxy form. You may also use any other legal form of proxy.

     How do You Appoint a Proxyholder?

Your proxyholder is the person you appoint to cast your votes for you at the meeting. The persons named in the enclosed form of proxy are senior officers of Four Seasons. You may choose those individuals or any other person to be your proxyholder. Your proxyholder does not have to be a shareholder of Four Seasons. If you want to authorize a senior officer of Four Seasons as your proxyholder, please leave the line near the top of the proxy form blank, as their names are pre-printed on the form. If you want to authorize another person as your proxyholder, fill in that person’s name in the blank space located near the top of the enclosed proxy form.

Your proxy authorizes the proxyholder to vote and otherwise act for you at the meeting, including any continuation of the meeting that may occur if the meeting is adjourned.

     How Will a Proxyholder Vote?

If you mark on the proxy how you want to vote on a particular issue (by checking FOR, AGAINST or WITHHOLD), your proxyholder must cast your votes as instructed. By checking “WITHHOLD” on the proxy form, you will be abstaining from voting.

If you do NOT mark on the proxy how you want to vote on a particular matter, your proxyholder is entitled to vote your shares as he or she sees fit. If your proxy does not specify how to vote on any particular matter, and if you have authorized a senior officer of Four Seasons to act as your proxyholder, your shares will be voted at the meeting:

•	FOR election of the nominees named in the circular as directors,

•	FOR the appointment of KPMG LLP as auditor (and the authorization of the directors to fix KPMG’s remuneration),

•	FOR the amendment of the option plan to increase the number of Limited Voting Shares in respect of which options may be granted under the plan, and

•	AGAINST the shareholder proposal set out in Schedule A.

For more information on these matters, please see the description of the “Business of the Meeting” beginning on page 6.

If any amendments are proposed to these matters, or if any other matters properly arise at the meeting, your proxyholder can vote your shares as he or she sees fit. The notice of the meeting sets out all the matters to be presented at the meeting that are known to management as of April 12, 2004.

     How do You Deposit a Proxy?

To be valid, the proxy must be filled out, correctly signed (exactly as your name appears on the proxy form) and returned to the Toronto office of our transfer agent, Computershare Trust Company of Canada, by delivering it to:

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1
Fax: (416) 263-9524 or 1-866-249-7775 (toll-free in Canada and the U.S.)

by 4:30 p.m. (Toronto time) on May 11, 2004 (or the last business day before any reconvened meeting if the meeting is adjourned) or by presenting it to the Chairman of the meeting before commencement of the meeting (or before the reconvened meeting if the meeting is adjourned).

     How do You Revoke Your Proxy?

If you want to revoke your proxy after you have delivered it, another properly executed form of proxy bearing a later date should be delivered by you as set out above under “How do You Deposit a Proxy?” or you can clearly indicate in writing that you want to revoke your proxy and deliver this written document to Four Seasons at:

1165 Leslie Street
Toronto, Ontario
M3C 2K8
Attention: Corporate Secretary
Fax: (416) 441-4349

This revocation must be received by 4:30 p.m. (Toronto time) on May 11, 2004 (or the last business day before the date of the reconvened meeting if the meeting is adjourned) or by the Chairman of the meeting before commencement of the meeting (or before the reconvened meeting if the meeting is adjourned), or in any other way permitted by law.

If you revoke your proxy and do not replace it with another form of proxy that is properly deposited, you may still vote shares registered in your name in person at the meeting.

Voting By Non-Registered Beneficial Shareholders

You may be a non-registered beneficial shareholder (as opposed to a registered shareholder) if your shares are held on your behalf, or for your account, by an intermediary, such as a broker, a securities dealer, a bank or a trust company. Intermediaries generally are required to forward meeting materials to the persons for whom they hold shares. If you are a non-registered beneficial shareholder, it is your intermediary that legally will be entitled to vote your shares at the meeting. To vote your shares, you must carefully follow the instructions that your intermediary provides you. Instead of completing the form of proxy that we have provided, you likely will be asked to complete and deliver a different form to your intermediary. This form will instruct the intermediary how to vote your shares at the meeting on your behalf.

As a non-registered beneficial shareholder, while you are invited to attend the meeting, you will not be entitled to vote at the meeting unless you make the necessary arrangements with your intermediary to do so.

How Will Resolutions be Passed?

All matters that are scheduled to be voted upon at the meeting are ordinary resolutions. Ordinary resolutions are passed by a simple majority: if more than half of the votes that are cast are in favour, the resolution passes. (Special resolutions require approval of at least two-thirds of the votes cast. No special resolutions are contemplated at the meeting.)

Please Complete Your Proxy

Management of Four Seasons, with the support of the Board of Directors, requests that you fill out your proxy to ensure your votes are cast at the meeting. This solicitation of your proxy (your vote) is made on behalf of management. Four Seasons will pay the cost of proxy solicitation, which primarily will be by mail. Proxies also may be solicited by telephone, in writing or in person by employees of Four Seasons or its transfer agent. We also may use the services of agents at nominal cost.

Principal Shareholders

To the knowledge of the directors and officers of Four Seasons, the only persons that own, of record or beneficially (directly or indirectly) or exercise control or direction over securities of Four Seasons carrying more than 10% of the voting rights attaching to any class of voting securities of Four Seasons are as follows:

			As at March 31, 2004
			No. of	Percentage
Name and Address	Designation of Class	Type of Ownership	Securities	of Class
Triples Holdings Limited(1)	Variable Multiple	beneficial and of record	3,832,172	100%
Toronto, Ontario	Voting Shares

Kingdom Investments Inc.(2)	Limited Voting Shares	beneficial	7,568,504	23.94%
Bridgetown, Barbados

Bank of America Corporation	Limited Voting Shares	—(3)	6,039,029	19.10%
Charlotte, North Carolina

(1)	All the outstanding shares of Triples Holdings Limited are beneficially owned by Isadore Sharp and members of his immediate family. At March 31, 2004, the votes attaching to the outstanding Variable Multiple Voting Shares represented approximately 65.2% of the votes attaching to all outstanding voting securities of Four Seasons.

(2)	Kingdom Investments Inc. is a company controlled by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud of Saudi Arabia.

(3)	Four Seasons has relied on a Schedule 13G filed with the U.S. Securities and Exchange Commission disclosing the number of Limited Voting Shares over which Bank of America Corporation and its subsidiaries have voting or dispository power.

BUSINESS OF THE MEETING

Financial Statements

The consolidated financial statements for the year ended December 31, 2003 have been mailed to shareholders with this circular.

Election of Directors

The Corporate Governance Committee of the Board reviews annually the qualification of persons proposed for election to the Board and submits its recommendations to the Board for consideration. In the opinion of the Corporate Governance Committee and the Board, each of the thirteen nominees for election as a director is well qualified to act as a director of Four Seasons and, together, the nominees bring the mix of independence, expertise and experience necessary for the Board and its Committees to function effectively. Our approach to corporate governance and the roles of the Board and its Committees are described under “Corporate Governance”.

The following table provides the names of the nominees, their municipality of residence, all major positions and offices held by them with Four Seasons, their principal occupations, the year they became a director of Four Seasons, other principal directorships, committee memberships and directors fees paid in 2003. The table also discloses the number of voting securities of Four Seasons and options to acquire Limited Voting Shares beneficially owned, directly or indirectly, by nominees or over which they exercise control or direction as of March 31, 2004.

				Directors
	Committee			Fees Paid
Nominee	Membership	Shareholdings	Options	in 2003(1)
NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES

Nan-b de Gaspé Beaubien of Montreal, Quebec, has served on the Board since May 23, 1997. Mrs. de Gaspé Beaubien is Co-Chair of Business Families Foundation, a non-profit foundation, and Co-Chair of Philbeau Company, an investment holding company. Mrs. de Gaspé Beaubien is also a director of Business Families Centre at UBC Commerce and an honourary director of the Alberta Business Family Institute.	Human Resources Committee Corporate Governance Committee	4,000 Limited Voting Shares	26,000	$37,500

J. Robert S. Prichard, O.C. of Toronto, Ontario, has served on the Board since March 6, 1996 and is the Lead Director. Mr. Prichard is President and Chief Executive Officer of Torstar Corporation, a media and publishing company. Prior to July 2001 Mr. Prichard was Professor of Law and President Emeritus of the University of Toronto and prior to June 2000 was President of the University of Toronto. Mr. Prichard is also a director of Onex Corporation, George Weston Limited and Bank of Montreal.	Corporate Governance Committee	5,000 Limited Voting Shares	15,000	$32,500

				Directors
	Committee			Fees Paid
Nominee	Membership	Shareholdings	Options	in 2003(1)
NOMINEES FOR ELECTION BY THE HOLDERS OF LIMITED VOTING SHARES AND VARIABLE MULTIPLE VOTING SHARES

Brent Belzberg of Toronto, Ontario, has served on the Board since November 7, 2002. Mr. Belzberg is the Managing Partner of Torquest Partners Inc., a private equity fund manager. Prior to February 2002 Mr. Belzberg was President and CEO of Harrowston Inc., an investment company. Mr. Belzberg is also a director of O&Y REIT, Mount Sinai Hospital and Baycrest Hospital Foundation, and serves as an advisor to several faculties at the University of Toronto.	Human Resources Committee	1,900 Limited Voting Shares	30,000	$25,000

H. Roger Garland of Toronto, Ontario, has served on the Board since October 1, 1985. Prior to December 2000 Mr. Garland was Vice-Chairman of Four Seasons. Mr. Garland is also a director of Middlefield Bancorp Limited, Middlefield STRS’ Management Limited, Middlefield Compass Management Limited, Middlefield Pathfinder Management Limited, Middlefield Maxin Management Limited, Middlefield Index Plus Management Limited, Middlefield Index Plus II Management Limited, Middlefield Strata Management Limited, Swiss Re Holdings (Canada Inc.), Swiss Reinsurance Company Canada, Swiss Re Life & Health Canada, The Council for Business and the Arts in Canada, Zoom and Go Ltd. and Friends of the Poet Laureate of Toronto, and is the Chairman of the Board of Soulpepper Theatre Company.
	—	115,558 Limited Voting Shares	130,000	$22,500

Charles S. Henry of New York, New York, has served on the Board since November 11, 1994.(2) Mr. Henry is the President of Hotel Capital Advisers, Inc., a hotel investment advisory firm.	Human Resources Committee Corporate Governance Committee	2,500 Limited Voting Shares	30,000	$37,500

Heather Munroe-Blum, O.C. of Montreal, Quebec, has served on the Board since November 7, 2002. Dr. Munroe-Blum is the Principal and Vice Chancellor of McGill University, an educational institution. Prior to December 2002 Dr. Munroe-Blum was a Professor at the University of Toronto and prior to June 2002 was Vice-President, Research and International Relations at the University of Toronto. Dr. Munroe-Blum is a director of the Board of Trade of Metropolitan Montreal, a member of the Board of Governors of the Canadian Council of Christians and Jews and a member of the Nestlé Canada Advisory Board. Dr. Munroe-Blum is a Specially Elected Fellow of the Royal Society of Canada.
	Corporate Governance Committee	1,000 Limited Voting Shares	29,000	$26,250

				Directors
	Committee			Fees Paid
Nominee	Membership	Shareholdings	Options	in 2003(1)
Ronald W. Osborne of Toronto, Ontario, has served on the Board since May 21, 2003. From 1998 until 2003, Mr. Osborne was President and Chief Executive Officer of Ontario Power Generation, an electricity generating company. Mr. Osborne held various positions with the BCE group from 1995 to 1998, including President and Chief Executive Officer of Bell Canada. Mr. Osborne is also a director of Torstar Corporation, Sun Life Assurance Company of Canada, Air Canada and Shell Canada Limited, and is a member of the Board of Governors of Roy Thomson Hall.	Audit Committee	1,000 Limited Voting Shares	30,000	$13,750

Lionel H. Schipper, C.M., Q.C. of Toronto, Ontario, has served on the Board since February 18, 1988. Mr. Schipper is the President of Schipper Enterprises Inc., an investment/holding company. Mr. Schipper is also past Chairman of Toronto Sun Publishing Corporation and a director of Clairvest Group Inc. and R.R. Donnelley & Sons Company. Mr. Schipper is also Vice-Chair of the Centre for Research in Neurodegenerative Diseases at the University of Toronto.	Human Resources Committee Audit Committee	52,953 Limited Voting Shares	30,000	$45,000

Isadore Sharp, O.C. of Toronto, Ontario, has served on the Board and/or the board of Four Seasons’ predecessor corporation since January 9, 1978. Mr. Sharp is the Chairman and Chief Executive Officer of Four Seasons. Mr. Sharp is also a director of Clairvest Group Inc., the National Terry Fox Run, the Terry Fox Humanitarian Award Program and The Council for Canadian Unity. Mr. Sharp is a member of the Advisory Board of The Financial Post, the Governor’s Council of North York General Hospital and the Boards of Governors of the Canadian Council of Christians and Jews and Mount Sinai Hospital, Toronto, and has been appointed to the Premier’s Advisory Committee on Executive Resources, Province of Ontario.
	—	3,832,172 Variable Multiple Voting Shares	—	—

Anthony Sharp of Toronto, Ontario, has served on the Board since August 25, 1999. Mr. Sharp is the President of AD Sharp Development, Inc., a real estate/resort development company. Prior to September 1999 Mr. Sharp was Executive Vice-President, Vacation Ownership of Four Seasons.	—	76,204 Limited Voting Shares	124,000	$21,250

				Directors
	Committee			Fees Paid
Nominee	Membership	Shareholdings	Options	in 2003(1)
Benjamin Swirsky of Toronto, Ontario, has served on the Board and/or the board of Four Seasons’ predecessor corporation since October 1, 1985. Mr. Swirsky is the Chairman and Chief Executive Officer of Beswir Properties Inc., an investment/holding company. Mr. Swirsky is also a director of Visual Data Corp., Alliance Financing Corp. Inc., Amica Mature Lifestyles Inc., and Commercial Alcohols, Inc.	Audit Committee	—	—	$43,750

Shuichiro Tamaki of Tokyo, Japan, has served on the Board since April 18, 1991. Mr. Tamaki is the Executive Vice-President of Japan-Mexico Hotel Investment Co., Ltd., a real estate holding company.	—	—	—	$17,500

Simon M. Turner of Rye, New York, has served on the Board since February 14, 2002. Mr. Turner also served on the Board between January 2, 1997 and August 2, 2000.(2) Mr. Turner is a principal of Hotel Capital Advisers, Inc., a hotel investment advisory firm. Mr. Turner is a member of the Urban Land Institute and serves on the Institute’s hotel council.		1,800 Limited Voting Shares	30,000	$33,750

Notes:

(1)	Consisting of fees paid to the directors, as described under “Compensation of Directors”.

(2)	Nominee of Kingdom Investments Inc. under an agreement with Triples Holdings Limited and Isadore Sharp pursuant to which Triples Holdings Limited and Mr. Sharp have agreed to support the election of two nominees of Kingdom Investments Inc. to the Board.

It is intended that each director will hold office until the next annual meeting or until his or her successor is elected or appointed.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the election to the Board of Directors of the 13 nominees who are identified above. Management does not contemplate that any of the nominees will be unable to serve as a director. If, for any reason at the time of the meeting, any of the nominees is unable to serve, and unless otherwise instructed, the persons named in the accompanying form of proxy will vote at their discretion for a substitute nominee or nominees.

Appointment of Auditors

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the appointment of KPMG LLP as auditors of Four Seasons until the next annual meeting and to vote to authorize the Board to fix the auditors’ remuneration.

     Audit and Audit-Related Fees

Audit fees billed by KPMG totalled $769,800 in 2003 and $709,000 in 2002. Audit fees include fees associated with the annual audit of our consolidated financial statements and services provided in connection with certain statutory filings.

Audit-related fees billed by KPMG totalled $88,800 in 2003 and $53,000 in 2002. Audit-related fees include fees for other assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported as part of audit fees, including audit of employee retirement benefit plan, advice with respect to internal controls and accounting consultations.

     Tax Fees

Fees billed by KPMG for tax services, including tax compliance, tax advice and tax planning, totalled approximately $374,700 in 2003 and $296,595 in 2002. These services consisted of tax compliance (including the review of tax returns, assistance with questions regarding tax audits and preparation of certain employee tax returns), and tax planning and advisory services relating to common forms of domestic and international taxation.

     All other Fees

Fees billed by KPMG for other products and services not described above totalled $2,200 in 2003 and $55,400 in 2002. These fees related primarily to a study regarding the practice in the hospitality industry of corporate expense allocations.

     Pre-Approval Policies and Procedures

The Audit Committee has considered whether the provision of services by KPMG other than audit services is compatible with maintaining the independence of KPMG. The Audit Committee has determined that the provision of certain services is consistent with that independence and has adopted a policy that restricts us from engaging KPMG LLP for certain categories of non-audit services and requires pre-approval by the Audit Committee of audit services and other services that KPMG is not restricted by this policy from providing. The services provided by, and fees paid to, KPMG in 2003 were in compliance with this policy.

Amendment of the Stock Option Plan

As described in the report of the Human Resources Committee under “Report on Executive Compensation”, we believe that stock options are an integral element of our compensation program.

Currently, options to purchase 5,635,379 Limited Voting Shares (representing approximately 15.9% of the total number of outstanding Variable Multiple Voting Shares and Limited Voting Shares) have been granted and remain outstanding under the plan and options to purchase only 168,766 Limited Voting Shares remain available for grant. To permit us to continue to grant options to executive officers, as well as to other employees (and, in certain cases, directors) as we complete our analysis of our compensation structure, the Human Resources Committee has recommended, and the Board in turn is recommending that shareholders approve, the amendment of the option plan to permit an additional 500,000 Limited Voting Shares (representing approximately 1.4% of the total number of the outstanding Variable Multiple Voting Shares and Limited Voting Shares) to be issued under options granted in accordance with the plan. Upon this amendment, options to acquire up to 668,766 Limited Voting Shares (representing approximately 1.9% of the total number of outstanding Variable Multiple Voting Shares and Limited Voting Shares) could be granted under the plan.

Under the plan, the total number of Limited Voting Shares reserved for issuance to insiders under options granted under the plan or any other share compensation arrangement is restricted to not more than 10% of the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding on the date of grant. The plan also provides the total number of Limited Voting Shares that may be issued within a one-year period under options granted under the plan and any other share compensation arrangements to:

•	insiders is restricted to not more than 10%, and

•	any one insider, together with his or her associates, is restricted to not more than 5%

of the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding on the date of grant excluding, in each case, Limited Voting Shares issued pursuant to all share compensation arrangements over the preceding one-year period. Isadore Sharp does not participate in the plan.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote FOR the following resolution to amend the option plan to increase the number of Limited Voting Shares in respect of which options may be granted under the plan:

RESOLVED THAT the amendment to the Director, Executive and Employee Stock Option Plan of Four Seasons Hotels Inc. to increase the maximum number of Limited Voting Shares issuable under that plan by 500,000 (to 9,138,603) Limited Voting Shares be approved.

Shareholder Proposal

Schedule A is a proposal that has been submitted by a shareholder for consideration at the annual and special meeting and that we are legally required to include in the circular. If submitted to a vote at the meeting, the shareholder proposal will be approved if a majority of the votes cast by those shareholders present in person or represented by proxy at the meeting are in favour of this action.

We recommend that you vote AGAINST the approval of the shareholder proposal.

Unless otherwise instructed, the persons named in the accompanying form of proxy intend to vote AGAINST the shareholder proposal.

COMPENSATION AND RELATED MATTERS

Report on Executive Compensation

The Human Resources Committee

The Human Resources Committee was appointed by the Board to discharge the Board’s responsibilities relating to compensation of our Chief Executive Officer and approving and evaluating plans, policies and programs of senior executives or that otherwise are of significance to Four Seasons. Among other things, the Human Resources Committee is responsible for reviewing with the Chief Executive Officer the long term goals and objectives of Four Seasons that are relevant to his compensation, evaluating the Chief Executive Officer’s performance in light of those goals and objectives, determining the Chief Executive Officer’s compensation based on that evaluation and reporting to the Board on that process. In doing so, the Human Resources Committee considers Four Seasons’ performance, the value of similar incentive awards to Chief Executive Officers of comparable companies and awards given to the Chief Executive Officer in past years, all with a view to maintaining a compensation program for the Chief Executive Officer at a fair and competitive level, consistent with the best interests of the company. Additionally, the Human Resources Committee reviews and makes recommendations to the Board with respect to the compensation of all members of Four Seasons’ Management Committee (including incentive compensation plans, equity-based plans, the terms of any employment agreements, severance agreements and change of control arrangements or provisions and any special or supplemental benefits), also with a view to maintaining a compensation program for those individuals at a fair and competitive level, consistent with the best interests of the company.

The Human Resources Committee recognizes that the high operating standards consistently achieved in the properties managed by Four Seasons and the service culture and philosophy on which those standards are based represent a significant competitive advantage that underpins the strength of the Four Season brand. Preserving and enhancing operating standards and service culture in a growing number of diverse locations around the world is increasingly important as Four Seasons continues to rapidly expand its operations internationally.

Extending Four Seasons’ operating standards and service culture into new and different linguistic and cultural environments places a premium on the early recognition and development of an increasing number of multi-lingual, culturally adaptable managers with the operating and functional skills, communication and leadership ability to create and maintain a true Four Seasons experience for employees and guests in each new location. Accordingly, the Human Resources Committee and the Board regard the processes of management selection, training, compensation, career planning and development together with sound succession planning as being of the highest strategic significance.

Compensation Philosophy

The business strategy of Four Seasons is to capitalize on its acknowledged leadership position in the luxury segment of the hospitality industry and to enhance overall profitability through a focused international expansion program (including in its Residence Club and other branded residential business) while maintaining its historic strengths in employee relations and customer service. The knowledge, skill, experience, stability and commitment of all employees, but particularly of senior management, are of critical importance to the short-term and long-term achievement of this strategy.

Four Seasons’ future growth, development and acquisition opportunities lie predominantly in areas such as Europe, the Middle East, South America and Asia/India. The structure of total compensation for Four Seasons’ executives is, therefore, designed to attract, motivate and retain executives who have the experience, ability, cross-cultural sensitivity and flexibility to direct and manage the growth of Four Seasons in this global context. The Human Resources Committee believes that the retention of the existing management team and the development of qualified successors through progressive internal development are important components of a process designed to ensure the continuity of Four Seasons’ operating standards, service culture and brand strength.

Given Four Seasons’ widely acknowledged leadership in its chosen segment and the relatively limited supply of qualified executives, the Human Resources Committee, with the assistance of experts in the field, closely monitors the compensation practices of other leading international hotel companies to ensure that its compensation programs are competitive from the perspective of those executives.

Structure of Compensation

Four Seasons’ compensation program has three principal components: basic salary, annual incentives and stock option based long-term incentives. The relative weighting of the components of this compensation structure encourages a focus on building long-term shareholder value, as well as on optimizing business performance through the effective management and enhancement of all aspects of business operations and key staff functions and through sound teamwork and co-ordination of all strategic activities. Four Seasons is completing its analysis of the structure and relative weighting of the three principal components of executive compensation to ensure that they are appropriate in the context of these goals and the competitive market for qualified executives.

Total remuneration for executive officers is intended to approximate the 75th percentile of remuneration levels offered by a group of international hotel companies (including Fairmont, Hyatt, Hilton, InterContinental, Starwood, Mandarin, Host-Marriott and The Ritz-Carlton division of Marriott) identified by our third party consultant.

     Basic Salary

Competitive basic salaries are required to provide an adequate level of base after-tax income, when compared with other international tax jurisdictions in which the executive officers have the opportunity to take employment. Basic salaries are designed to reflect the position, scope, experience and performance of each individual.

     Annual Incentive Plans

Four Seasons operates an Annual Incentive Plan for all senior officers. Awards under this plan are based on a combination of financial and non-financial measures of corporate and individual performance. The target incentive value is 30% of eligible basic earnings in the fiscal year, with the maximum incentive value being 45% of eligible basic earnings. Individual incentive values are derived from a formula based on net earnings performance of Four Seasons, as well as the level of achievement of goals in specific key result areas. Incentive awards are paid in the first quarter of the year following the fiscal year to which they relate.

In respect of 2003, participating senior executives received no incentive payment based on the financial component of the incentive plan, as the net earnings of Four Seasons did not attain the threshold level required under the Annual Incentive Plan, although incentive payments were made based on other applicable criteria.

     Options to Purchase Securities

Four Seasons maintains a stock option plan that is intended is to foster a close identification among Four Seasons, the participants and the long-term interests of shareholders. The Human Resources Committee is satisfied that the five-year vesting schedule that applies to virtually all option grants under the plan assists in the retention of executives whose contributions have an impact on the effective implementation of strategic plans.

Options were granted in various amounts and at various prices during 2003 and in prior years in accordance with the provisions of the plan. All options are granted at an exercise price determined by reference to the weighted average price of board lots traded on the Toronto Stock Exchange in the five trading days preceding the date of grant. The options are not transferable, have a term of ten years, and generally become exercisable in varying proportions on each of the first five anniversaries of the date of grant.

     Compensation of the Chief Executive Officer

All components of the Chief Executive Officer’s compensation are determined by the Human Resources Committee.

Consistent with prior practice, the total compensation package of the Chief Executive Officer for 2003 was reviewed with the assistance of an independent consulting firm having regard to both general and industry-

specific survey data. Organizations participating in these surveys include leading international hotel companies, as well as various Canadian public companies whose revenues, profitability and market capitalization are comparable to those of Four Seasons. Based on the consultant’s review, the Human Resources Committee was satisfied that Mr. Sharp’s total compensation was appropriately competitive with the comparative group.

In 2003, Mr. Sharp received a basic annual salary of $1,747,184 ($1,659,558 in 2002) and received $380,013 under the Four Seasons’ Annual Incentive Plan for 2003 ($360,954 in 2002). With effect from January 1, 2004 Mr. Sharp’s basic annual salary increased by 3.5% (the general percentage increase awarded to our Toronto-based employees) to $1,808,335.

Conclusion

The Human Resources Committee is of the view that executive compensation levels at Four Seasons are appropriate for Four Seasons, taking into account, among other things, our size, the nature of our business, our strategic objectives and the financial results we have achieved for our shareholders.

April 8, 2004
Report presented by:
Lionel Schipper (Chairman)
Brent Belzberg
Nan-b de Gaspé Beaubien
Charles Henry

Performance Graph

The following graph shows the cumulative return over the five-year period ending on December 31, 2003 for Limited Voting Shares compared to the S&P/TSX Composite Index, assuming an initial investment of $100 and the reinvestment of dividends.

     Summary of Executive Compensation

     The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer and the four other most highly compensated executive officers of Four Seasons and its subsidiaries (on the basis of total annual salary and bonus).

Compensation — Summary Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)		Securities Under Options/SAR’s Granted (#)(1)	All other Compensation ($)
Isadore Sharp	2003	1,747,184	380,013	35,701		—	3,080
Chairman and Chief Executive	2002	1,659,558	360,954	35,037		—	2,567
Officer	2001	1,631,015	366,978	36,726		—	2,327

Wolfgang Hengst	2003	559,715	121,738	19,532		—	17,450
President Worldwide Hotel	2002	531,644	115,633	29,923		50,000	12,584
Operations	2001	522,500	117,562	42,440		—	12,836

Kathleen Taylor	2003	559,715	121,738	17,699		—	17,493
President Worldwide Business	2002	531,644	115,633	20,862		50,000	14,518
Operations	2001	522,500	117,562	37,943		—	14,558

Douglas Ludwig	2003	444,558	96,691	18,073		—	17,170
Executive Vice President, Chief	2002	422,263	91,842	27,984		50,000	13,648
Financial Officer and Treasurer	2001	415,000	93,375	40,148		—	13,528

Nicholas Mutton	2003	386,831	81,235	116,231	(2)	10,000	20,018
Executive Vice President Human	2002	415,918	87,342	67,219	(2)	—	18,213
Resources & Administration	2001	403,336	84,701	55,805	(2)	95,000	16,614

(1)	Mr. Sharp does not participate in the option plan (see “Long-Term Incentive Plan”).

(2)	Includes $34,616 (2002 and 2001 — nil) in respect of school fees, $38,800 (2002 and 2001 — nil) in respect of relocation costs and $24,426 (2002 — $40,664 and 2001 — $28,732) in respect of the cost of housing and an imputed interest benefit related to an interest-free housing loan that was repaid in 2003.

Stock Option Grants

The following table provides a summary of grants in 2003 of options to purchase Limited Voting Shares under the option plan to the executive officers identified above.

Options Granted in 2003

Name	Securities under Options Granted (#)	% of Total Options Granted to Employees in 2003	Exercise Price(1) ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date

Nicholas Mutton	10,000	2.2%	$45.96	$46.47	May 23, 2013

(1)	All options are granted at an exercise price determined by reference to the weighted average price of board lots traded on the Toronto Stock Exchange in the five trading days preceding the date of grant.

     Options Exercised

     The following table provides a summary of the exercise of options by each of those executive officers during 2003, and the value of unexercised options, on an aggregated basis, as at December 31, 2003.

Aggregate Option Exercises in 2003 and Year-end Option Values

	Options exercised	Aggregate Value Realized	Unexercised Options at December 31, 2003 (#)		Value of Unexercised in-the-Money Options at December 31, 2003 ($)(2)
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Isadore Sharp(1)	—	—	—	—	—	—
Wolfgang H. Hengst	—	—	90,000	398,572	2,430,961	5,135,865
Kathleen P. Taylor	20,905	782,807	47,547	360,000	1,967,495	4,632,500
Douglas L. Ludwig	21,000	700,852	47,525	360,000	1,966,585	4,632,500
Nicholas Mutton	5,000	273,531	57,000	72,286	1,430,100	80,337

(1)	Mr. Sharp does not participate in the option plan (see “Long-Term Incentive Plan”).

(2)	The closing price of Limited Voting Shares on the Toronto Stock Exchange on December 31, 2003 was $66.33.

Long-Term Incentive Plan

At a special meeting held on December 19, 1989, the shareholders of Four Seasons approved a long term incentive plan for the Chief Executive Officer. Under the incentive plan, Four Seasons and its principal operating subsidiary, Four Seasons Hotels Limited, have agreed that Four Seasons Hotels Limited will make a payment to the Chief Executive Officer on an arm’s-length sale of control of Four Seasons. The first portion of the payment will be an amount equal to 5% of the product of (i) the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Limited Voting Shares minus $6.30. If the per share consideration received by holders of Limited Voting Shares on the sale is equal to or more than 125% of the weighted average price of Limited Voting Shares traded in board lots on the Toronto Stock Exchange during the period commencing six months and ending one month before the first public announcement of the sale, the Chief Executive Officer will be entitled to an additional payment equal to 5% of the product of (i) the total number of Variable Multiple Voting Shares and Limited Voting Shares outstanding at the time of the sale, and (ii) the per share consideration received by holders of Limited Voting Shares minus $20.84.

The right to receive the two payments may be transferred among members of the Chief Executive Officer’s family, their holding companies and trusts. Upon the death of the Chief Executive Officer, the right to the payments passes to his legal or personal representatives, heirs or permitted assigns.

When the Long-Term Incentive Plan was implemented, the Chief Executive Officer surrendered an option to acquire 1,000,000 Limited Voting Shares, which had been granted to him on December 6, 1985 at an exercise price of $6.30 per share.

International Retirement Plan

All senior officers of Four Seasons and its subsidiaries participate in the International Retirement Plan, which is a non-qualified, non-registered plan providing benefits based on each participant’s credited service and average pensionable earnings over the three years immediately preceding retirement. Following 25 years of credited service, and on reaching ages between 60 and 65, the officer is entitled to receive on retirement a life annuity benefit equal to 55% of his or her average pensionable earnings in the three years immediately preceding retirement. For the purposes of calculating pension benefits, compensation includes only basic salary and excludes annual incentives under the Annual Incentive Plan and other perquisites. Amounts paid under the International Retirement Plan are not subject to any deduction for social security or any other offset amounts.

The following table illustrates the total annual retirement benefit under this plan to an eligible officer at various levels of service and salary.

Pension Plan Table

2003 Basic Salary	Years of Service
($)	15	20	25 or more
$200,000	$66,000	$88,000	$110,000
$300,000	$99,000	$132,000	$165,000
$400,000	$132,000	$176,000	$220,000
$500,000	$165,000	$220,000	$275,000
$600,000	$198,000	$264,000	$330,000
$700,000	$231,000	$308,000	$385,000
$800,000	$264,000	$352,000	$440,000
$900,000	$297,000	$396,000	$495,000
$1,000,000	$330,000	$440,000	$550,000
$1,100,000	$336,000	$484,000	$605,000
$1,200,000	$396,000	$528,000	$660,000
$1,300,000	$429,000	$572,000	$715,000
$1,400,000	$462,000	$616,000	$770,000
$1,500,000	$495,000	$660,000	$825,000
$1,600,000	$528,000	$704,000	$880,000
$1,700,000	$561,000	$748,000	$935,000
$1,800,000	$594,000	$792,000	$990,000

The number of years of service credited for purposes of the Pension Plan Table for the following executive officers is:

Executive Officer	Credited Years of Service
Isadore Sharp	43.0
Wolfgang H. Hengst	26.2
Kathleen P. Taylor	14.8
Douglas L. Ludwig	19.5
Nicholas Mutton	23.9

Indebtedness Unrelated To Securities Purchase Programs

As at March 31, 2004, the aggregate indebtedness to Four Seasons and its subsidiaries of all officers, directors, employees and former officers, directors and employees of Four Seasons or any of its subsidiaries (including certain hotel general managers) that was not entered into in connection with the purchase of securities of Four Seasons or any of its subsidiaries, excluding routine indebtedness, was $7,020,968. All of this indebtedness relates to the Housing Loan Plan described below.

Four Seasons Hotels Limited pays interest on, and guarantees up to 10% of, the aggregate indebtedness to a Canadian chartered bank of certain officers, directors, employees and former officers, directors and employees of Four Seasons and its subsidiaries that was not entered into in connection with the purchase of securities of Four Seasons or any of its subsidiaries. As at March 31, 2004, the aggregate amount of such indebtedness, excluding routine indebtedness, was $2,851,652. All of this indebtedness relates to the Housing Loan Plan described below.

Four Seasons maintains a Housing Loan Plan for loans to senior management personnel and certain hotel general managers to assist with the purchase of residences. These loans are interest-free to the employees and are generally assigned to a Canadian chartered bank. Four Seasons Hotels Limited guarantees 10% of the total portfolio of loans so assigned and pays interest to the bank on the loans for the benefit of the personnel participating in the Housing Loan Plan. The loans are repayable by the employees over twenty years, and are secured by a mortgage on the particular residence.

Indebtedness of Directors, Executive Officers and Senior Officers
other than under Securities Purchase Programs (other than Routine
Indebtedness)

		Largest Amount		Amount
		Outstanding During 2003		Outstanding
	Involvement of	Fiscal Year		as at
Name and Principal Position(1)	Four Seasons or Subsidiary	($)		March 31, 2004
Wolfgang Hengst	Interest paid by Four	$576,675	(2)	$562,959	(2)
President Worldwide Hotel Operations	Seasons Hotels Limited
Kathleen Taylor	Interest paid by Four	$861,002	(2)	$798,668	(2)
President Worldwide Business	Seasons Hotels Limited
Operations
Douglas L. Ludwig	Interest paid by Four	$202,063	(2)	$190,482	(2)
Executive Vice President Chief	Seasons Hotels Limited	$588,109	(3)	$588,109	(3)
Financial Officer and Treasurer
Randolph Weisz	Interest paid by Four	$595,500	(3)	$588,000	(3)
Executive Vice President General	Seasons Hotels Limited
Counsel and Secretary
Anthony Sharp(4)	Interest paid by Four	$86,010	(2)	$81,858	(2)
Director	Seasons Hotels Limited
Barbara Talbott	Interest paid by Four	$350,482	(2)	$331,933	(2)
Executive Vice President Marketing	Seasons Hotels Limited

(1)	All the individuals named reside in Toronto.

(2)	Amount of loan assigned to a Canadian chartered bank.

(3)	Amount of loan directly from Four Seasons or its subsidiaries.

(4)	Mr. Sharp received his housing loan during his tenure as an employee of Four Seasons.

Since the enactment of the Sarbanes-Oxley Act of 2002, none of Four Seasons or its subsidiaries has (directly or indirectly) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit to or for any director or executive officer (as contemplated for the purposes of Sarbanes-Oxley) of Four Seasons, other than credit in place on July 30, 2002, no term of which has been modified materially, and none of which has been renewed, since that date.

Employment Agreements

Four Seasons has change-in-control arrangements that cover the Chief Executive Officer, the four other most highly compensated officers of Four Seasons and its subsidiaries and certain other senior officers. These arrangements are intended to assist in the retention of an experienced group of senior managers who, in the event of a change-in-control, could bring stability during an important transitional period, as well as to continue to direct the growth and development of Four Seasons.

These arrangements are triggered by the termination of employment of the officers to whom these arrangements apply within two years following the loss by Mr. Sharp and/or related parties of Mr. Sharp of voting control sufficient to elect a majority of the members of the Board or the approval by the shareholders of Four Seasons of the sale of a significant portion of its assets, dissolution of a significant portion of its business or any similar event or series of events. In these circumstances, each of the officers to whom these arrangements apply would be paid a lump sum equal to three years of salary and bonus entitlement. Each of the officers also would be entitled to continuation of medical, disability and life insurance coverage, incremental benefits under the International Retirement Plan, financial counselling, extension of the term of outstanding housing loans and accelerated vesting of outstanding options.

Compensation of Directors

Directors who also are officers of Four Seasons or its subsidiaries receive no remuneration as directors.

Directors who are not employees received annual retainers and fees for attending meetings of the Board and Committees of which they are members on the following basis during 2003:

•	an annual board retainer of $15,000,

•	an annual retainer for the Chair of the Audit Committee of $10,000,

•	an annual retainer for Chairs of the Corporate Governance Committee and Human Resources Committee of $5,000,

•	an annual retainer for members of the Audit Committee of $5,000,

•	an annual retainer for members of the Corporate Governance Committee and Human Resources Committee of $2,500, and

•	a fee for attending each meeting of the Board and each Committee of which the director was a member of $1,250.

To ensure that the level of compensation provided by us to our directors is appropriate to attract and retain qualified directors with the requisite independence, expertise and experience, the Corporate Governance Committee reviews our director compensation program with an independent consultant on an annual basis.

We reimbursed directors for all reasonable travel expenses incurred by them for the purpose of attending Board and Committee meetings. We also provided lodging and food and beverage privileges to outside directors in accordance with industry practice.

During 2003, Anthony Sharp was entitled to be paid $46,500 for consulting services provided to Four Seasons in respect of Four Seasons’ Residence Club business and general matters. Of this amount, $20,000 was paid in 2003 and the balance of $26,500 was paid in February 2004. Mr. Sharp also was reimbursed for reasonable expenses incurred by him in connection with these services.

In accordance with our allotment guidelines, options to acquire 30,000 Limited Voting Shares were granted to Ronald W. Osborne and H. Roger Garland in 2003.

The directors of Four Seasons are required to acquire (over a reasonable period) and hold at least 2,500 Limited Voting Shares.

Directors and Officers Insurance

Four Seasons and its principal subsidiaries have purchased insurance for the benefit of the directors and officers of Four Seasons and its subsidiaries against certain liabilities that may be incurred by them in their capacity as directors and officers, as specified in the policy and subject to the limitations contained in the Business Corporations Act (Ontario). The annual premium allocated to Four Seasons and Four Seasons Hotels Limited for this insurance is US$1,127,500. The policy provides coverage of US$65 million for each loss in each policy year. Each claim is subject to a deductible in respect of each loss for the insured organization. The deductible for each securities and oppressive conduct claim is US$1,500,000 and for each other claim is US$500,000. The by-laws of Four Seasons provide for the indemnification of directors and officers from and against any liability and costs in respect of any action or a suit against them as a result of the execution of their duties of office, again subject to the limitations contained in the Business Corporations Act (Ontario).

CORPORATE GOVERNANCE

Approach to Governance

Our corporate governance policies, procedures and practices are designed to ensure that:

•	the business and affairs of Four Seasons are conducted with the highest standards of ethical conduct and in the best interests of our shareholders and other stakeholders, and

•	the Board can fulfill its statutory mandate to supervise the management of the business and affairs of Four Seasons.

Over the past year, the Board and its Committees have continued to refine our governance polices, procedures and practices in the context of the significant regulatory initiatives in North America that have been adopted to enhance governance practices of public companies generally. Those initiatives, which supplement the existing recommendations of the Toronto Stock Exchange, include the rules and policies that have been made and proposed by the Ontario Securities Commission and other Canadian securities administrators, the listing standards adopted by the New York Stock Exchange and the various requirements that have come into force under the Sarbanes-Oxley Act of 2002 and related rules that have been made by the U.S. Securities and Exchange Commission.

We believe that our corporate governance policies, procedures and practices, which are described below, are in compliance with the guidelines, rules and requirements that are applicable to Four Seasons (and will comply with the initiatives announced earlier this year by the Canadian securities administrators but are not yet in force) and are appropriate for Four Seasons in the current circumstances.

We believe that there are no significant differences in our corporate governance practices from those required to be followed by U.S. domestic issuers (including the NYSE listing standards), other than the membership on our Corporate Governance Committee and Human Resources Committee of one director who may be deemed not to be independent for certain purposes. As discussed below under “Committees of the Board of Directors”, we believe that the continued involvement of those directors on those Committees is of significant benefit to the Committees, the Board and Four Seasons and does not compromise the independence of those Committees.

We recognize that our policies, procedures and practices cannot be static and that further refinements will be necessary as applicable legal and regulatory requirements and the circumstances of Four Seasons evolve. We intend to continue to ensure that our system and culture of corporate governance meet the legitimate expectations of our shareholders as well as legal and regulatory requirements.

Code of Business Conduct and Ethics

We believe that director, management and employee honesty and integrity are important factors in ensuring good corporate governance, which in turn improves corporate performance and benefits all shareholders. To that end, we have adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees of Four Seasons, its subsidiaries and affiliates and all employees at hotels and resorts managed by us. Our Code of Business Conduct and Ethics can be viewed on our website at www.fourseasons.com.

The Board of Directors

The Role of the Board

In fulfilling its statutory mandate and discharging its duty of stewardship of Four Seasons, the Board assumes responsibility for, among other things:

•	reviewing and approving the strategic planning and business objectives that are submitted by management and monitoring the implementation by management of the strategic plan,

•	reviewing the principal business risks for Four Seasons and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks,

•	ensuring, with the assistance of the Corporate Governance Committee, the effective function of the Board and its Committees in compliance with applicable corporate governance requirements,

•	ensuring internal control and management information systems are in place, evaluated as part of the internal audit process and reviewed periodically on the initiative of the Audit Committee,

•	assessing the performance of executive officers, including monitoring the establishment of appropriate systems for succession planning and periodically monitoring the compensation levels of such executive officers based on the determinations made by the Human Resources Committee,

•	ensuring that we have in place a policy for effective communication with shareholders, other stakeholders and the public generally, and

•	reviewing and, where appropriate approving, the recommendations made by the various Committees including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

This mandate and specific expectations of directors that are intended to promote the discharge by the directors of their responsibilities and the efficient conduct of the Board are outlined in the Board’s Corporate Governance Guidelines, which can be viewed on our website at www.fourseasons.com.

Board Composition

Consistent with applicable legal and regulatory requirements and prevailing best practices, the Board and its Committees give careful consideration to their size, composition and independence, which they believe are appropriate for Four Seasons.

The Corporate Governance Committee, among other things, develops and recommends to the Board criteria for selecting new directors, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the Corporate Governance Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees, including:

•	their judgement, character, expertise, skills and knowledge that may be useful to the oversight of Four Seasons’ business,

•	their diversity of viewpoints, backgrounds, experiences and other demographics,

•	their business and other relevant experience, and

•	the extent to which the interplay of their expertise, skills, knowledge and experience with that of other members of the Board will build a board that is effective, collegial and responsive to the needs of Four Seasons.

These criteria are applied in respect of each individual director, and in respect of the Board and each Committee as a whole.

To assist in determining the “independence” of directors for purposes that include compliance with applicable legal and regulatory requirements and recommendations, the Board has adopted categorical standards, which are part of the Board’s Corporate Governance Guidelines and may be viewed on our website at www.fourseasons.com. A director who qualifies as independent under these standards is:

•	an “unrelated” director who is independent of management and free from any interest in any business or other relationship that could, or could be reasonably be perceived to, materially interfere with his or her ability to act with a view to the best interest of Four Seasons, other than interests and relationships arising from shareholding,

•	an “outside” or “non-management” director, and

•	“independent” for the purposes of the NYSE listing standards and the corporate governance guidelines of the Toronto Stock Exchange.

Members of the Audit Committee also must satisfy additional independence standards as contemplated by the rules made by the Canadian securities administrators and the SEC (and adopted by the NYSE), which result in them being ''independent’’ for those purposes as well.

Based upon information provided by each of the directors, the Corporate Governance Committee and the Board have affirmatively determined that the following 11 of the 13 nominees for election to the Board at the annual meeting are “unrelated” and “outside” or “non-management” directors under these standards: Brent Belzberg, Nan-b de Gaspé Beaubien, H. Roger Garland, Charles S. Henry, Heather Munroe-Blum, Ronald W. Osborne, J. Robert S. Prichard, Lionel H. Schipper, Benjamin Swirsky, Shuichiro Tamaki and Simon M. Turner. The Corporate Governance Committee and the Board have determined that nine of these directors also are “independent” under these standards, as Messrs. Henry and Turner are deemed not to be independent under the listing standards of the NYSE as a result of each of them being a director of a company that owns a hotel that is managed by Four Seasons and that made payments in 2003 to Four Seasons and its subsidiaries of more than the greater of US$1 million or 2% of the company’s consolidated gross revenues. The Corporate Governance Committee and the Board have determined that Anthony Sharp should not be considered to be an “outside”, “unrelated” or “independent” director as a result of his familial relationship to Isadore Sharp, and that Isadore Sharp should not be considered to be “unrelated” or “independent” as a result of his being the Chief Executive Officer of Four Seasons. Mr. Isadore Sharp is also a “significant shareholder” (as defined in the guidelines of the TSX) of Four Seasons since he controls shares carrying the ability to exercise a majority of the votes for the election of the Board.

Board Process

In addition to having a Board comprised substantially of independent directors, we have adopted a variety of structures to allow for the independence of the Board from management. Those structures include the appointment of a ''lead director’’ (who is an ''unrelated’’, ''outside’’ and ''independent’’ director) with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management, the practice of having the independent members of the Board meet as a group in executive sessions (with no members of management, including the Chief Executive Officer, present) after every regularly scheduled meeting of the Board and otherwise as those directors may determine, and members of the Board having the opportunity to initiate discussions with senior management without the Chief Executive Officer present so that they may freely discuss any concerns they may have, and the ongoing monitoring of the relationship between the Board and management by the Corporate Governance Committee, which is composed entirely of independent directors. The Board believes that it has functioned, and continues to function, independently of management.

Consistent with recommended governance practices, the Board and the Chief Executive Officer have developed position descriptions that define the limits of management’s responsibilities. In this regard, the Board has adopted a job description and statement of functions for the Chief Executive Officer that delegates to him the day-to-day responsibility for directing Four Seasons’ affairs and for meeting the corporate objectives and implementing the corporate policies approved by the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of courses of action that are being considered by management and are being followed. The Board exercises its responsibility for oversight through the approval of all significant decisions and initiatives affecting Four Seasons. The Board is satisfied that the Chief Executive Officer has reported to, and sought the consent of, the Board where necessary and appropriate.

Management, working with the Board and the Corporate Governance Committee, provides an orientation program and education program for new directors to familiarize them with Four Seasons and its business. On a continuing basis, management provides periodic presentations for the Board to ensure that directors are aware of major business trends and industry practices, and directors are free to contact the Chief Executive Officer and other members of the Management Committee at any time to discuss any aspect of our business. The provision of lodging and food and beverage privileges in accordance with industry practice at properties we manage (which do not compromise the independence of our directors) also encourages direct, on-site experience by directors with our business.

The Board is scheduled to meet six times a year and meets more frequently, if required. During the 2003 fiscal year, the Board held seven meetings.

Committees of the Board

The Board has established three standing Committees to assist it in discharging its mandate. The roles of the Committees as part of our governance process are outlined below, and their charters may be viewed on our website at www.fourseasons.com. Each Committee reviews and assesses its mandate at least annually and has the authority to retain special legal, accounting or other advisors.

Composition of Committees

The members of the Committees are appointed annually by the Board upon the recommendation of the Corporate Governance Committee. In considering the composition of each Committee, the Corporate Governance Committee and the Board consider, among other things, the expertise, experience and independence that the members bring to the Committee individually and as a group.

All of the directors that currently are members of the Committees and were members of the Committees in 2003 are “unrelated” and “outside” directors. In 2003, each of the Committees also included a director who was a nominee of Kingdom Investments Inc. As discussed above, Messrs. Turner and Henry may not be considered “independent” as a result of certain deeming provisions under the governance standards of the NYSE and rules made by the Canadian securities administrators and the SEC. Those rules prohibit a director that is not “independent” for these purposes from being a member of the Audit Committee. As a result, Mr. Turner resigned from the Audit Committee at the end of 2003. The Corporate Governance Committee and the Board believe that the continued involvement of Mr. Henry and Mr. Turner will be of significant benefit to the Committees on which they may serve, the Board and Four Seasons as a result of the expertise and experience that they bring to that process and the perspective that they bring to the issues considered by the Committees as representatives of a significant shareholder and does not compromise the independence of those Committees.

The Board, upon the recommendation of the Corporate Governance Committee has determined that the Chair of the Audit Committee, Mr. Swirsky, is a “financial expert” for the purposes of a rule made under the Sarbanes-Oxley Act of 2002 and that all members of the Audit Committee are “financially literate” as contemplated by the rule made by the Canadian securities administrators and the governance standards of the NYSE. The SEC has indicated that the designation of Mr. Swirsky as an audit committee financial expert does not make Mr. Swirsky (and others who may be similarly designated) an “expert” for any purpose, impose any duties, obligations or liabilities on Mr. Swirsky that are greater than those imposed on members of the Audit Committee and Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other members of the Audit Committee. When considering criteria for determinations of financial literacy, the Board looks at the ability to read and understand a balance sheet, an income statement and cash flow statement of a breadth and level of complexity of accounting issues generally comparable to the issues expected to be raised by Four Seasons’ financial statements. None of the members of the Audit Committee may serve on the audit committee of more than three public companies in addition to Four Seasons without the prior approval of the Audit Committee and the Corporate Governance Committee. None of the members of the Audit Committee serves on the audit committee of more than three other public companies.

Audit Committee

Members — Ronald Osborne, Lionel H. Schipper, Benjamin Swirsky (Chair).

The Audit Committee assists the Board in, among other things, its oversight and evaluation of:

•	the quality and integrity of our financial statements, compliance by Four Seasons with legal and regulatory requirements in respect of financial disclosure,

•	the qualification, independence and performance of our independent auditors, and

•	the performance of the Chief Financial Officer and internal auditor.

In addition, the Audit Committee provides an avenue for communication between the internal auditor, the independent auditor, financial management, other employees and the Board concerning accounting and auditing matters.

The Audit Committee is directly responsible for the appointment, compensation, retention (and termination) and oversight with the independent auditor (including oversight of the resolution of any disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing audit reports or performing other audit, review or attest services. The Audit Committee has the primary oversight responsibility for Four Seasons’ financial reporting, risk management and internal controls. It has the sole authority to hire and fire the independent auditors, approve significant non-audit relationships with Four Seasons’ independent auditors and the terms of and fees for audit engagements. The Audit Committee has unrestricted access to Four Seasons’ personnel and documents and to Four Seasons’ independent auditors and takes advantage of such access as it deems necessary. The Audit Committee reviews the annual and quarterly financial statements and accompanying management’s discussion and analysis and recommends their approval to the Board. It is not, however, the responsibility of the Audit Committee to determine that Four Seasons’ financial statements are complete and accurate and in accordance with generally accepted accounting principles, which is the responsibility of management, or to plan and conduct audits of Four Seasons’ financial statements, which is the responsibility of the independent auditor. The Audit Committee assesses the independence of the independent auditor and the independent auditor’s other relationships with Four Seasons, reviews the scope and planning of the external audit, the form of audit report and any correspondence from or comment by the independent auditors regarding financial reporting and internal controls. The Audit Committee has adopted policies and procedures regarding services provided by the independent auditors that, among other things, require the pre-approval by the Audit Committee of the audit and non-audit services performed by the independent auditor. The Audit Committee also will review the hiring by Four Seasons of partners or managers of the independent auditors who have been involved in a recent audit.

The Audit Committee reviews significant accounting policies and principles and is updated regularly about current accounting issues and developments and has explained to it, among other things, the various alternatives available under GAAP (and the consequences of those alternatives) that could result in lower revenues and/or profits and higher asset write-offs and/or greater liabilities. The Audit Committee updates the Board of the foregoing as necessary. The Audit Committee reviews the competence of key partners and managers of the independent auditors. In addition, the Audit Committee reviews relevant analyst reports and press accounts of Four Seasons’ accounting practices and disclosures.

The Audit Committee has implemented employee complaint procedures for accounting and auditing matters, pursuant to which directors, officers and employees of Four Seasons, its subsidiaries and the properties they manage are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behaviour and when in doubt about the best course of action in a particular situation. Confidential complaint procedures have been established to facilitate the submission of complaints relating to any questionable accounting or auditing matters.

The Audit Committee charter provides that the Committee will meet at least quarterly and will meet separately with management periodically and will meet with the internal auditors and the independent auditors as appropriate. All meetings of the Committee include a session at which only members of the Committee are present. The Audit Committee met six times in 2003.

Human Resources Committee

Members: Nan-b de Gaspe Beaubien, Brent Belzberg, Charles S. Henry, Lionel H. Schipper (Chair)

The Human Resources Committee assists the Board in discharging its responsibility relating to compensation of executives and approving and evaluating the compensation plans, policies and programs of senior executives or that otherwise are of significance to Four Seasons. The Human Resources Committee has the specific responsibility for the review and approval of corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluation of his performance against those goals and objectives, and making recommendations to the Board in respect of his compensation in the context of his performance. As outlined in the charter of the Human Resources Committee, the Committee also has responsibility for making recommendations with respect to incentive and equity-based compensation plans and ensuring that programs related to manpower planning, management development, succession planning, career path planning and performance evaluation are effectively integrated with Four Seasons’ strategy. The Human Resources Committee also is responsible for producing an annual report on executive compensation.

The Human Resources Committee charter provides that the Committee will meet at least twice a year and more frequently as circumstances require. All meetings of the Committee include a session at which only members of the Committee are present. The Human Resources Committee met four times in 2003.

Corporate Governance Committee

Members: Nan-b de Gaspé Beaubien, Charles S. Henry, Heather Munroe-Blum, J. Robert S. Prichard (Chair and Lead Director).

In addition to making recommendations as to the size of the Board, standards for director independence, nominees for election as directors and the composition of Committees, the Corporate Governance Committee is intended to enhance our corporate governance process through the development and recommendation to the Board of appropriate corporate governance guidelines, administering the Code of Business Conduct and Ethics, assisting the Board and the Committees in their annual review of their performance and their charters and their oversight of the evaluation of management’s performance, reviewing and making recommendations to the Board with respect to the compensation of directors, reviewing and making recommendations with respect to succession plans and undertaking such other initiatives which may be necessary or desirable to enable the Board to provide effective corporate governance. The Corporate Governance Committee also reviews the compensation and remuneration of the Board with a view to ensuring that it realistically reflects the responsibilities involved in being an effective director. Annually, under the supervision of the lead director, the Corporate Governance Committee also undertakes a formal review of our governance process through a detailed questionnaire and discussions with directors that culminates in a formal report and recommendations to the Board. The Corporate Governance Committee has been granted the authority and direction to take such other initiatives as are needed to help the Board address corporate governance issues and to approve the engagement of independent advisors for individual directors at the expense of Four Seasons, if the need should arise.

The Corporate Governance Committee charter provides that the Committee will meet at least twice a year and more frequently as circumstances require. All meetings of the Committee include a session at which only members of the Committee are present. The Corporate Governance Committee met five times in 2003.

Communicating to Shareholders

The Board is committed to an effective communications policy for the benefit of all stakeholders, including shareholders, debt holders, suppliers, guests, governmental authorities, employees and members of the investment community. In addition to its timely and continuous disclosure obligations under applicable law, the Board also has a formal policy for dealing with analysts, shareholders and the financial press so as to facilitate the dissemination of information.

These practices are intended to provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants. To facilitate this open communication and to avoid selective disclosure, Four Seasons holds regular information meetings or calls after the release of quarterly and annual results and holds meetings or calls in association with the release of other information by Four Seasons. All such meetings and calls are open to the public. Details of the notice of time, place, general substance and method of accessing any such meeting or call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated. To increase accessibility, all such information is also available through our website.

Alignment with TSX Guidelines

The following chart highlights the compliance of Four Seasons’ corporate governance policies and procedures with the governance guidelines recommended by the TSX.

Four Seasons Policies
TSX Guideline	& Procedures
The board should explicitly assume responsibility for stewardship of the corporation and specifically for: • adoption of a strategic planning process,	✓
• identification of principal risks and implementation of risk management systems,
• succession planning and monitoring senior management,
• communications policy, and
• integrity of internal control and management information systems.

A majority of the directors should be “unrelated”.	✓

The board should have responsibility for determining whether each director is an “unrelated director” and disclosing how that conclusion was reached.	✓

A committee of directors composed exclusively of “outside” directors, the majority of whom are “unrelated” directors, should be responsible for proposing new nominees to the board and assessing directors on an ongoing basis.
✓

The board should have a process for assessing its effectiveness, its committees and individual directors.	✓

The board should provide an orientation and education program for new directors.	✓

The board should ensure its size is consistent with effective decision-making.	✓

The board should review the adequacy and form of director compensation in light of the risks and responsibilities involved in being an effective director.	✓

Committees of the board generally should be composed of “outside” directors, a majority of whom are “unrelated” directors.	✓

The board should assume, or assign to a committee, responsibility for developing the approach to corporate governance issues.	✓

The board should develop, or assign to a committee responsibility for developing, position descriptions for the board and the Chief Executive Officer, approve or develop corporate objectives that the Chief Executive Officer is responsible for meeting and assess the performance of the Chief Executive Officer against those objectives.
✓

The board should have in place structures and procedures that ensure that the board can function independently of management, including the appointment of a Chair that is not a member of management or the assignment of this responsibility to an outside “lead director”.
✓

The Audit Committee should be composed only of “outside” directors, have a mandate that includes oversight responsibility for management reporting on internal controls and have direct communication channels with internal and external auditors.
✓

The board should implement a system that enables individual directors to engage outside advisors at the expense of the corporation.	✓

ADDITIONAL INFORMATION

Take-Over Bid Protection

Variable Multiple Voting Shares will be converted automatically into Limited Voting Shares upon any transfer, except:

•	a transfer within the immediate family of Isadore Sharp (so long as the family beneficially owns a majority of the outstanding Variable Multiple Voting Shares), or

•	a transfer of a majority of the outstanding Variable Multiple Voting Shares to a purchaser who (i) has offered to purchase all outstanding Variable Multiple Voting Shares and will, as a result, have acquired a majority of the outstanding Variable Multiple Voting Shares and (ii) offers to purchase all outstanding Limited Voting Shares for a per share consideration equal to that offered for the Variable Multiple Voting Shares.

Triples Holdings Limited, which owns all of the outstanding Variable Multiple Shares, has entered into an agreement with Montreal Trust Company of Canada, as trustee for the benefit of the holders of the Limited Voting Shares, that has the effect of preventing transactions that otherwise would deprive the holders of Limited Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Variable Multiple Voting Shares had been Limited Voting Shares.

Approval By Board Of Directors

The Board has approved the contents and sending of this management information circular.

Statutory Materials

We will provide, upon receipt of a request to our Corporate Secretary and payment of reasonable photocopy charges, a copy of:

•	the most recent Annual Information Form and Management Discussion and Analysis, together with a copy of any document or pertinent pages of any document incorporated by reference,

•	the comparative audited financial statements of Four Seasons for the year ended December 31, 2003 and the auditor’s report on those statements,

•	interim financial statements released after the date of this circular, and

•	this circular.

If we are in the course of a distribution of securities, under a short form prospectus, we also will provide a copy of any other documents that are incorporated by reference in that prospectus. All of these documents also will be available at the SEDAR website at www.sedar.com.

(Signed)	RANDOLPH WEISZ Executive Vice President General Counsel and Secretary

April 12, 2004

SCHEDULE A
SHAREHOLDER PROPOSAL

Shareholder Proposal

The following shareholder proposal has been submitted for consideration at the annual and special meeting of shareholders of Four Seasons Hotels Inc. As outlined below, the Board of Directors and management of Four Seasons are recommending voting AGAINST the shareholder proposal.

William Fitzpatrick of 2-2184 Dundas Street West, Toronto, Ontario M6R 1X3, the registered holder of one limited voting share, has submitted the following proposal. The proposal and Mr. Fitzpatrick’s supporting comments are set out verbatim in italics below.

Shareholder Proposal

Resolved: Shareholders of the Four Seasons Hotels, Inc. (the “Company”) urge the Board of Directors to adopt a policy that will eliminate the current multiple-voting rights shares. Currently, the Company has two classes of shares: a Limited Voting Share, which represents one vote per share, and a Variable Multiple Voting Share, which represents 15.11 votes per share. Triples Holdings Limited, a company that is beneficially owned by Company CEO Isadore Sharp and members of his immediate family, own all of the Variable Multiple Voting shares.

Supporting Statement

The dual class share structure should be reformed for the following reasons:

•	CEO Isadore Sharp and his family control a disproportionate share of the voting rights through their Variable Multiple Voting Shares: Sharp and his family own less than 12% of the Company stock, yet control over 66% of the votes.

•	Companies that reform the dual voting share structure see significant appreciation in their stock price. Sherritt International saw its stock price rise 10.7% upon the elimination of its dual class share structure.

•	A 1996 study by Burgundy Asset Management found that the average Canadian dual class share stock garnered lower annualized compound returns than the average Canadian single class share stock over an 8-year period.

•	Leading Canadian institutional investors (Ontario Teachers Pension Plan and the British Columbia Investment Management Corp.) have decried the dual class share structure. Alienating these investors puts the Company and its shareholders at a competitive disadvantage.

•	On February 9, 2004, Hon. Michael H. Wilson, O.C., Chairman of the Canada Corporate Governance Conference, called on investors to boycott new issuances of multiple voting rights shares.

For these reasons, please vote FOR this proposal.

Board Recommendation

The Board recommends that shareholders vote AGAINST this proposal for the following reasons:

The current share structure of Four Seasons was put in place when the company went public in recognition of, among other things, the continued importance to the development of our business of continuity of control. The Board believes that the share structure of Four Seasons has been, and continues to be, fundamental to the successful development and growth of Four Seasons’ business and, in particular, the ability of Four Seasons to develop long-term relationships with hotel owners, secure long-term

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management agreements, and retain its long-serving employees and senior management team. Each of these factors contributes to the creation of shareholder value in the specific context of Four Seasons and its business.

The share structure, and specifically the incremental number of votes attaching to the Variable Multiple Voting Shares, was strongly endorsed by the holders of the Limited Voting Shares at the annual meeting last year. It will, as required by our articles, be considered again by shareholders in 2006 and every three years thereafter. Mr. Fitzpatrick will have the opportunity to express his views at that time, as will all other holders of Limited Voting Shares.

In light of these factors, the Board, upon the recommendation of its Corporate Governance Committee, has determined that it would be inconsistent with the best interest of shareholders to pursue this proposal and recommends that shareholders vote AGAINST this proposal.

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